BP 3/5.

SECURITIES AND EXCHANGE COMMISSION

03013313

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SEC FILE NUMBER
8-38211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMN Securities, Inc.
D/B/A Senate Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

252 Wall Street
(No. and Street)

Kingston (City) New York (State) 12401 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2003 WASH. D.C. 165

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Netter (845) 339-7310
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solomon L. Melamed CPA PC
(Name — *if individual, state last, first, middle name*)

PO Box 505 Kerhonkson, New York 12446
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard M. Netter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M.N. Securities, Inc., as of December 31, 2002, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Proprietor has $5000. in customer account.

Signature

President
Title

Notary Public
Lewis C. Kr[illegible]

My Commission expires on 1-31-2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Solomon L. Melamed, P.C.
CERTIFIED PUBLIC ACCOUNTANT

P.O. Box 505 • 5990 Route 209 N • Kerhonkson, NY 12446
Tel: 845-626-4518 • Fax: 845-626-2418

February 8, 2003

R.M.N. Securities, Inc.
D/b/a/ Senate Securities
252 Wall Street
Kingston, New York 12401

Dear Mr. Netter

I have audited the accompanying balance sheet of R.M.N. Securities, Inc. as at December 31, 2002 and the related statements of revenue, expenses, and changes in retained earnings for the year then ended in accordance with the standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of R.M.N. Securities, Inc.

An evaluation of internal control was not made as the sole shareholder performed all facets of the business himself and had no employees.

In my opinion, the accompanying financial statements present fairly the financial position of R.M.N. Securities, Inc. as at December 31, 2002 and the results of operations for the year then ended in conformity with generally accepted accounting principles.

Sincerely,

Solomon L. Melamed

Solomon L. Melamed

R.M.N. SECURITIES, INC.
D/B/A SENATE SECURITIES
BALANCE SHEET
AS AT DECEMBER 31, 2002

ASSETS

Current Asset		
Cash - Unrestricted	$ 120,528	
Accounts Receivable	10,785	$ 131,313
Fixed Assets		
Furniture & Equipment	28,651	
Less: Accumulated Depreciation	28,651	
Other Assets		
Security Deposit		78,988
Total Assets		$ 210,301

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$ 16,959	
Payroll Taxes Payable	1,150	$ 18,109
Stockholders' Equity		
Common Stock	1,000	
Paid-in-Capital	82,612	
Retained Earnings	108,580	192,192
Total Liabilities & Stockholders' Equity		$ 210,301

See Accountant's Report

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
STATEMENT OF INCOME & EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2002

Commission Income		$ 196,248
Cost of Sales:		
Commission Expense	$ 85,108	
Telephone & Data Line	5,071	
License, Fees, Dues & Subscriptions	3,235	93,414
Gross Profit on Sales – 52.4%		102,834
Interest & Dividend Income		4,476
Total Income		107,310
Other Expenses		
Salaries	30,000	
Payroll Taxes	2,479	
Insurance & Bonds	10,743	
Professional Fees	900	
Rent	15,059	
Advertising	6,884	
Office Supplies	4,452	
Postage	1,860	
Cleaning & Maintenance	1,840	
Travel & Auto	5,903	
Clearing Expense	20,981	
New York State Franchise Tax	100	
Bank Service Charges	337	101,538
Net Income		$ 5,772

See Accountant's Report

R.M.N. SECURITIES, INC.
D/B/A SENATE SECURITIES
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Balance 1/1/02	$ 121,608
Net Profit From Operations	5,772
Add Back:	
Increase in Payable	2,003
Subtract:	
Increase in Accounts Receivable	7,581
Transfer to Deposit Account	1,274
Cash Balance 12/31/02	$ 120,528

See Accountant's Report

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
STOCKHOLDERS' EQUITY
AS AT DECEMBER 31, 2002

Retained Earnings 1/1/02	$ 102,808
Income for 2002	5,772
Retained Earnings 12/31/02	108,580
Common Stock	1,000
Paid-in-Capital	82,612
Total Stockholders' Equity 12/31/02	$ 192,192

See Accountant's Report

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Accounting Method

The company reports on the accrual method of accounting.

2. Depreciation

The company depreciates it's fixed assets on the Modified Accelerated Cost Recovery System (MACRS).

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
DECEMBER 31, 2002

1. No material differences in the computations of the net capital account.

2. No material differences were found to have existed.

Net Capital Computation
R.M.N. Securities, Inc.
D/B/A Senate Securities
12/31/2002

1)	Ownership Equity		$ 192,192
2)	Total From Below	16,959	
3)	Additional Charges – Excess Clearing Deposit	24,264	
4)	Haircut	3,368	
5)	Unsececured Margin Debt	13,870	
6)	Total Deductions		58,461
7)	Tentative Net Capital		$ 133,731

Payables - $16,959